Exhibit 99.1


                 CONTACT:    Investor Relations    (214) 792-4415

              SOUTHWEST AIRLINES REPORTS SECOND QUARTER EARNINGS OF
                $159 MILLION; DILUTED EARNINGS PER SHARE OF $.20


     DALLAS, TEXAS - July 14, 2005 - Southwest Airlines (NYSE:LUV) today reported second quarter 2005 net income of $159 million, or $.20 per diluted share, compared to $113 million for second quarter 2004, or $.14 per diluted share. These second quarter 2005 results compare favorably to the First Call mean estimate of $.18 per diluted share.
     Gary C. Kelly, CEO, stated: "We are proud to report our second quarter 2005 earnings of $159 million, which represented our 57th consecutive quarter of profitability and a significant increase in earnings versus last year. Considering soaring oil prices and the enormous operational challenges our Company and industry have faced over the past four years, our operating cost performance was exceptional and better than we expected. Even with a 25 percent rise in our jet fuel costs per gallon, second quarter 2005 unit costs decreased 3.5 percent.
     "Although we remain well-hedged, our Employees understand that we must be prepared for higher fuel costs, and they are working harder than ever to reduce our cost structure through increased productivity. Based on current cost trends, we expect third quarter 2005 unit costs, excluding fuel, to be in line with second quarter 2005 unit cost of 6.27 cents. Current jet fuel costs are higher than second quarter.
     "Despite the difficult year-over-year comparisons and the glut of airline capacity on the East Coast, our second quarter 2005 revenues grew
13.3 percent, with unit revenue only slightly below our second quarter 2004
performance of 9.14 cents.   Demand for air travel continued to strengthen,
which resulted in a 4.6 percent improvement in passenger revenue yield per revenue passenger mile. As a result of modest fare increases and an improved fare mix, unit revenue grew in the two to three percent range in May and June, and we continue to be encouraged by recent revenue trends. Based on bookings and traffic trends thus far in July, we expect a year-over-year increase in unit revenue in third quarter 2005, despite our planned third quarter capacity growth of twelve percent.
     "Due to the continued demand for Southwest's low fares and friendly Customer Service, we remain excited about our growth opportunities and currently estimate available seat mile capacity growth of eleven percent this year. During second quarter 2005, we exercised the remaining Boeing 737-700 option for 2006 delivery bringing our total 2006 firm orders to 34, for a planned 2006 capacity growth in the seven to eight percent range.
     "We initiated service to Pittsburgh on May 4th, with our Legendary low fares, and have been very pleased with the tremendous Customer response and
demand for Southwest service.   As a consequence, more flights are planned
for Pittsburgh later this year. We are also looking forward to bringing our low fares to Ft. Myers in October 2005 and will be announcing our fares and schedules later today. Southwest continues to add service to Philadelphia, which will soon be at 50 daily departures. Chicago Midway also continues to serve as an excellent growth opportunity and is now our third largest airport in terms of daily departures. We recently expanded our codeshare agreement
with ATA Airlines with new connecting service through Las Vegas.   As a
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result of our codeshare, Southwest expects to generate a total of $50 million in additional passenger revenue, annually."
     Southwest Airlines was recognized recently for its commitment to providing affordable fares and friendly, high quality service with the top ranking in Customer Service Satisfaction, according to the American Customer Satisfaction Index conducted by the University of Michigan Business School's National Quality Research Center.
     Southwest will discuss its second quarter 2005 results on a conference call at 11:00 a.m. Eastern Time today. A live broadcast of the conference call will be available at www.southwest.com.

                            Operating Results

     Total operating revenues for second quarter 2005 increased 13.3 percent to $1.94 billion, compared to $1.72 billion for second quarter 2004.
Operating income was $277 million compared to $197 million in second quarter 2004. Revenue passenger miles (RPMs) increased 8.1 percent in second quarter 2005, as compared to a 13.7 percent increase in available seat miles (ASMs), resulting in a 3.8 point decline in load factor to 72.5 percent. The passenger revenue yield per RPM increased 4.6 percent to 12.07 cents from
11.54 cents in second quarter 2004. Operating revenue yield per ASM (RASM) decreased slightly to 9.11 cents from 9.14 cents in second quarter 2004.
     Total second quarter 2005 operating expenses were $1.67 billion, an increase of 9.7 percent, compared to $1.52 billion in second quarter 2004. Second quarter 2004 operating expenses included $23 million (or $12 million net of profitsharing and income tax effects) for costs associated with the Company's early out offer and the agreement reached with the Flight Attendants.
     Operating expenses per ASM (CASM) for second quarter 2005 decreased
3.5 percent to 7.81 cents, compared to 8.09 cents in second quarter 2004. The Company's hedging program resulted in a reduction to fuel and oil expense of $196 million in second quarter 2005. The Company remains approximately 85 percent hedged for the second half of 2005 at $26 per barrel; approximately
65 percent in 2006 at $32 per barrel; over 45 percent in 2007 at $31 per barrel; 30 percent in 2008 at $33 per barrel; and over 25 percent in 2009 at $35 per barrel. Excluding fuel, CASM for second quarter 2005 decreased
7.7 percent to 6.27 cents. The Company experienced unit cost declines in almost every non-fuel cost category.
     Net interest expense of $10 million for second quarter 2005 increased from second quarter 2004 due to higher debt levels. Other losses of $11 million in both second quarter 2005 and 2004 primarily consisted of net expenses recorded in accordance with the Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities".
     For the six months ended June 30, 2005, net cash provided by operations was $1.55 billion, which included a $650 million increase in fuel hedge related collateral deposits, and capital expenditures were $719 million. The Company ended second quarter 2005 with $2.3 billion cash on hand plus a fully available unsecured revolving credit line of $575 million.
     Total operating revenues for the six months ended June 30, 2005 increased 12.8 percent to $3.61 billion while total operating expenses increased 9.1 percent to $3.23 billion, resulting in operating income in first half 2005 of $383 million versus $243 million in first half 2004.
     This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking
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statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2004 and subsequent filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.
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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(unaudited)


                               Three months ended       Six months ended
                                     June 30,               June 30,

                                               Percent                Percent
                              2005     2004    Change  2005      2004  Change

OPERATING REVENUES:
  Passenger                 $1,868   $1,654     12.9 $3,461    $3,082   12.3
  Freight                       33       28     17.9     67        54   24.1
  Other                         43       34     26.5     80        64   25.0
    Total operating revenues 1,944    1,716     13.3  3,608     3,200   12.8

OPERATING EXPENSES:

  Salaries, wages,
    and benefits               667      622      7.2  1,307     1,212    7.8
  Fuel and oil                 330      246     34.1    609       476   27.9
  Maintenance materials
    and repairs                107      124    (13.7)   209       238  (12.2)
  Aircraft rentals              42       44     (4.5)    86        89   (3.4)
  Landing fees and
    other rentals              114       99     15.2    227       202   12.4
  Depreciation and
    Amortization               116      107      8.4    227       209    8.6
  Other operating expenses     291      277      5.1    560       531    5.5
    Total operating expenses 1,667    1,519      9.7  3,225     2,957    9.1

OPERATING INCOME               277      197     40.6    383       243   57.6

OTHER EXPENSES (INCOME):

  Interest expense              29       22     31.8     57        40   42.5
  Capitalized interest          (9)     (10)   (10.0)   (19)      (20)  (5.0)
  Interest income              (10)      (5)   100.0    (17)       (9)  88.9
  Other (gains) losses, net     11       11      n.a.    (8)       12    n.a.
    Total other
      expenses (income)         21       18      n.a.    13        23    n.a.


INCOME BEFORE INCOME TAXES     256      179     43.0    370       220   68.2
PROVISION FOR INCOME TAXES      97       66     47.0    135        81   66.7


NET INCOME                    $159     $113     40.7   $235      $139   69.1


NET INCOME PER SHARE:

    Basic                    $ .20    $ .14     42.9  $ .30     $ .18   66.7
    Diluted                  $ .20    $ .14     42.9  $ .29     $ .17   70.6

WEIGHTED AVERAGE SHARES OUTSTANDING:

    Basic                      786      784             785       785
    Diluted                    811      817             811       817

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

	                                   Three months ended
                                               June 30,
                                         2005          2004          Change
Revenue passengers carried            20,098,051    18,863,975        6.5 %
Enplaned passengers                   22,777,660    21,628,048        5.3 %
Revenue passenger miles (RPMs) (000s) 15,480,309    14,325,737        8.1 %
Available seat miles (ASMs) (000s)    21,338,928    18,773,522       13.7 %
Load factor                              72.5%         76.3%      (3.8) pts.
Average length of passenger haul (miles)	770           759           1.4 %
Average aircraft stage length (miles)     606           571           6.1 %
Trips flown                             258,331       242,386         6.6 %
Average passenger fare                  $92.94        $87.67          6.0 %
Passenger revenue yield per RPM (cents)  12.07         11.54          4.6 %
Operating revenue yield per ASM (cents)   9.11          9.14         (0.3)%
Operating expenses per ASM (cents)        7.81          8.09         (3.5)%
Operating expenses per ASM,
  excluding fuel (cents)                  6.27          6.79         (7.7)%
Fuel costs per gallon,
  excluding fuel tax                     $1.020        $.819         24.5 %
Fuel consumed, in gallons (millions)       322           298          8.1 %
Number of Employees at period-end        31,366        31,408        (0.1)%
Size of fleet at period-end                434           405          7.2 %

                                          Six months ended
                                              June 30,
                                         2005           2004          Change
Revenue passengers carried            37,572,541    34,859,036        7.8 %
Enplaned passengers                   42,558,406    39,818,452        6.9 %
Revenue passenger miles (RPMs) (000s) 28,718,319    26,118,160       10.0 %
Available seat miles (ASMs) (000s)    41,570,527    37,155,115       11.9 %
Load factor                              69.1%         70.3%      (1.2) pts.
Average length of passenger haul (miles)  764           749           2.0 %
Average aircraft stage length (miles)     601           570           5.4 %
Trips flown                             507,450       480,855         5.5 %
Average passenger fare                  $92.11         $88.41         4.2 %
Passenger revenue yield per RPM (cents)  12.05          11.80         2.1 %
Operating revenue yield per ASM (cents)   8.68           8.61         0.8 %
Operating expenses per ASM (cents)        7.76           7.96        (2.5)%
Operating expenses per ASM,
  excluding fuel (cents)                  6.29           6.68        (5.8)%
Fuel costs per gallon,
  excluding fuel tax                     $.963          $.808        19.2 %
Fuel consumed, in gallons (millions)       628            585         7.4 %
Number of Employees at period-end        31,366         31,408       (0.1)%
Size of fleet at period-end                434            405         7.2 %

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                           June 30,            December 31,
(in millions)                                2005                 2004
ASSETS
Current assets:
      Cash and cash equivalents             $2,269               $1,048
      Short-term investments                     -                  257
      Accounts and other receivables           292                  248
      Inventories of parts and supplies,
        at cost                                140                  137
      Fuel hedge contracts                     717                  428
      Prepaid expenses and other
        current assets                          64                   54
          Total current assets               3,482                2,172

Property and equipment, at cost:
      Flight equipment                      10,580               10,037
      Ground property and equipment          1,252                1,202
      Deposits on flight equipment
        purchase contracts                     608                  682
                                            12,440               11,921
      Less allowance for depreciation
        and amortization                     3,262                3,198
                                             9,178                8,723
Other assets                                 1,119                  442
                                           $13,779              $11,337

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                        $462                 $420
      Accrued liabilities                    1,787                1,047
      Air traffic liability                    748                  529
      Current maturities of long-term debt     145                  146
          Total current liabilities          3,142                2,142

Long-term debt less current maturities       1,863                1,700
Deferred income taxes                        2,118                1,610
Deferred gains from sale and
  leaseback of aircraft                        144                  152
Other deferred liabilities                     195                  209
Stockholders' equity:
      Common stock                             790                  790
      Capital in excess of par value           299                  299
      Retained earnings                      4,274                4,089
      Accumulated other
        comprehensive income                 1,000                  417
      Treasury stock, at cost                  (46)                 (71)
           Total stockholders' equity        6,317                5,524
                                           $13,779              $11,337

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                         Three months ended  Six months ended
                                                June 30,          June 30,
(in millions)                            2005       2004   2005         2004
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                           $159       $113   $235         $139
    Adjustments to reconcile net income to
      cash provided by operating activities:
        Depreciation and amortization     116        107    227          209
        Deferred income taxes              95         66    132           81
        Amortization of deferred gains on
          sale and leaseback of aircraft   (4)        (4)    (8)          (8)
        Amortization of scheduled airframe
          inspections & repairs            12         13     23           27
        Changes in certain assets and
          liabilities:
          Accounts and other receivables   42         (4)   (43)         (50)
          Other current assets              3          3     (9)         (11)
          Accounts payable and
            accrued liabilities           197        160    791          282
          Air traffic liability            23        (42)   218          197
        Other                              25         18    (12)         (19)
            Net cash provided by
              operating activities        668        430  1,554          847

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and
      equipment, net                     (296)      (511)  (719)        (870)
    Change in short-term investments        -        (19)   257           20
    Acquisition of assets from
      ATA Airlines, Inc.                    -          -     (6)           -
          Net cash used in
            investing activities         (296)      (530)  (468)        (850)

CASH FLOWS FROM FINANCING ACTIVITIES:

    Issuance of long-term debt              -         29    300           58
    Proceeds from Employee stock plans     19         27     37           40
    Payments of long-term debt and
      capital lease obligations           (27)       (13)  (135)         (21)
    Payments of cash dividends             (4)        (4)   (11)         (11)
    Repurchase of common stock              -        (11)   (55)        (136)
    Other, net                              1         (3)    (1)          (4)
           Net cash provided by (used in)
             financing activities         (11)        25    135          (74)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                        361        (75) 1,221          (77)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                   1,908      1,482  1,048        1,484

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                        $2,269     $1,407 $2,269       $1,407

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of June 30, 2005
                                      Prior Schedule      Current Schedule
                                      Firm   Options*     Firm     Options*
2005                                   34       -          34**       -
2006                                   33       1          34         -
2007                                   25      29          25        29
2008                                    6      45           6        45
2009-2012                               -     177           -       177
Total                                  98     252          99       251

*Includes purchase rights
** Includes 22 aircraft delivered through June 30, 2005